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                 February 17, 2022

       Graham Miao
       Chief Financial Officer
       AgroFresh Solutions, Inc.
       One Washington Square
       510-530 Walnut Street, Suite 1350
       Philadelphia, PA 19106

                                                        Re: AgroFresh
Solutions, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 11,
2022
                                                            File No. 333-262677

       Dear Mr. Miao:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Jason Simon